

17009099

ION

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SEC Mail Processing Section
MAR 01 2017
Washington DC
415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68382

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **UNION GAMING SECURITIES, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3930 HOWARD HUGHES PARKWAY, SUITE 230
(No. and Street)

LAS VEGAS	NV	89169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM LERNER **702-866-0743**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

BREARD & ASSOCIATES, INC.
(Name - if individual, state last, first, middle name)

9221 CORBIN AVENUE, SUITE 170	NORTHRIDGE	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM LERNER, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of UNION GAMING SECURITIES, LLC, as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO
Title

State of Nevada
County of Clark

Subscribed and sworn before me on February 28, 2017 by William Lerner.

(Seal)



RABEKAH S. DENRICH
Notary Public, State of Nevada
Appointment No. 16-1556-1
My Appt. Expires Mar 4, 2020

Rabekah S Denrich
Notary Public

This report* contains (check all applicable boxes):

- [v] (a) Facing page.
- [v] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [v] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Repot

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNION GAMING SECURITIES, LLC

(SEC Identification No. 8-68382)

Independent Registered Public Accounting Firm
AUDITORS' REPORT
FINANCIAL STATEMENT
and
SUPPLEMENTAL INFORMATION
December 31, 2016

UNION GAMING SECURITIES, LLC
TABLE OF CONTENTS



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Member
Union Gaming Securities, LLC

We have audited the accompanying statement of financial condition of Union Gaming Securities, LLC as of December 31, 2016. This financial statement is the responsibility of Union Gaming Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the statement of financial condition referred to above, present fairly, in all material respects, the financial position of Union Gaming Securities, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 28, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

UNION GAMING SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2016

Assets		
Cash	$	54,314
Cash held at a clearing broker		695,678
Accounts receivable		135,284
Accounts receivable related parties		93,958
Prepaid expenses		23,072
Other assets		28,901
Property and equipment, net		15,369
Investments		898,388
Total assets	$	1,944,964
Liabilities and Member's Equity		
Liabilities		
Current liabilities:		
Accounts payable	$	182,635
Accounts payable related parties		56,712
Accrued expenses		33,755
Total liabilities		273,102
Member's Equity		
Total member's equity		1,671,862
Total liabilities and member's equity	$	1,944,964

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in the understanding of the financial statements. The financial statements and notes are representations of management. These accounting policies conform to accounting principles generally accepted in the United States of America ("U.S. GAAP") and have been consistently applied in the preparation of the financial statements.

Nature of business and organization
Union Gaming Securities, LLC (the "Company") was organized in the State of Nevada on April 17, 2009 and specializes in equity and debt offerings, private placements, strategic advisory services, mergers and acquisitions, and equity trading. As a limited liability company, the sole managing member of the Company, Union Gaming Group LLC (the "Parent Company"), and per the Company's operating agreement, shall not be held liable under any judgment, decree or order of a court, or in any other manner for the debts, obligations or other liabilities of the Company. Lastly, the Company does not have a finite life and the Company shall only be dissolved if the Member determines to dissolve the Company.

The Company is registered as a broker-dealer under SEC Rule 15c3-1(a)(2)(iii) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is licensed to conduct securities business in various states. The Company's customer transactions are introduced and cleared through Pershing, LLC on a fully disclosed basis. Accordingly, the Company is exempt from the provisions of Securities Exchange Act Rule 15c3-3 pursuant to Rule (k)(2)(ii).

Lastly, the Company is a wholly owned subsidiary of the Parent Company and is under common ownership with the Parent Company's wholly-owned subsidiary, Union Gaming Analytics, LLC (UGA), a consulting firm that performs economic feasibility and impact studies for corporate and government entities. The Company shares its main office with the Parent Company and UGA.

Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company is subject to uncertainty of future events, economic, environmental and political factors, and changes in the Company's business environment; therefore, actual results could differ from these estimates. Accordingly, accounting estimates used in the preparation of the Company's financial statements will change as new events occur, more experience is acquired, as additional information is obtained, and as the Company's operating environment changes. Changes are made in estimates as circumstances warrant. Such changes in estimates and refinement of estimation methodologies are reflected in the financial statements.

Cash
The Company maintains cash deposits in an institution which is insured by the Federal Deposit Insurance Corporation. This government corporation insures balances up to $250,000.

Revenue recognition
Revenues from advisory services, commissions, and the placement of securities are recorded when earned. The Company recognizes revenue as earned only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectability of the related fee is reasonably assured. Earned but unpaid revenue is accounted for as accrued revenue until such time a bill is issued, after which time it is accounted for as an accounts receivable. Further, accounts receivable remain outstanding until such time cash payments are received.

Revenue earned on trading commissions is recognized on a trade date basis. Additionally, revenue earned on the placement of securities is recognized upon consummation of a transaction or as dictated by various agreements held with client companies. Revenue earned with respect to the Company's strategic advisory activities is recognized upon completion of services rendered.

Investments, at fair value
The Company's investments consist of membership interests earned as a result of the Company's placement of securities for client companies. Such investments are recognized upon legal transfer of securities or as dictated by the terms of individual agreements held with client companies. Such investment stakes are initially and subsequently measured at fair value Realized and unrealized gains and losses on investments are reflected in the Statement of Income under revenue. Securities are valued internally by employing an enterprise value methodology using forward-year EBITDA estimates and comparable multiples for similar companies.

Fair value Measurements
In determining the fair value of the Company's investments, the Company maximizes use of observable inputs when available. Observable inputs are inputs that market participants would use in pricing an asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the assumptions that market participants would use in pricing an asset or liability based on the best information available in the circumstances. Transfers among the levels are recognized at the beginning of the year. The Company applies a hierarchy to categorize its fair value measurements broken down into three levels based on the observability of inputs as follows:

Level 1: The preferred inputs to valuation efforts are "unadjusted quoted prices in active markets for identical assets or liabilities," with the caveat that a reporting entity must have access to that market.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data at the measurement date for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that reflect management's best estimate of what market participants would use in pricing assets or liabilities at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to an investment.

All investments held by the Company as of December 31, 2016 are considered Level 3 assets.

Equipment
Equipment is stated at cost. Major renewals and improvements are charged to asset accounts while replacements, maintenance, and repairs, which do not improve or extend the lives of respective assets, are expensed. At the time equipment is retired or otherwise disposed of, the asset and related accumulated depreciation accounts are relieved of the applicable amounts. Gains or losses from retirements or sales of such assets are credited or charged to income.

The Company's equipment consists of televisions, telephones, software, computers, desks and other office equipment which is valued at cost and depreciated using the straight-line method over a period of five years for furniture and three years for computer and other related equipment.

Income taxes
The Company is treated as a disregarded limited liability company for federal and state income tax purposes and does not incur income taxes. Instead, its earnings and losses are allocated to and reported on the Parent Company's tax returns and, ultimately on the returns of the Parent Company's members' tax returns. Accordingly, no provision for income tax is included in the financial statements. The Parent Company files income tax returns with the U.S. and state governments. The Company follows the provisions issued by FASB relating to accounting for uncertainty in income taxes which clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet before being recognized in the financial statements, which is applicable to all open tax years.

The open tax years for the Company are 2013 to 2015. The Company does not have any unrecognized tax benefits or liabilities as of December 31, 2016. Also, the Company recognizes interest and, if applicable, penalties for any uncertain tax positions, as a component of income tax expense. No interest or penalty expense was recorded, or accrued, by the Company for the year ended December 31, 2016.

Recently issued accounting pronouncements
For the year ending December 31, 2016, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 2. Cash Held at a Clearing Broker

Cash held at a clearing broker represents cash deposits held by the Company's clearing firm, Pershing, LLC and receivables from broker and dealers for transactions that are pending settlement. $250,000 of the total $695,678 held at the Company's clearing broker represents a clearing deposit that must be maintained as a condition of the Company's ongoing clearing relationship with Pershing, LLC. The remaining balance of cash held at Pershing, LLC is available for withdrawal anytime. Lastly, a portion of the cash deposits held at the Company's clearing broker consists of foreign currency deposits. The Company realizes foreign exchange gains or losses upon the sale of foreign currencies and reports such gains or losses under revenue in the Statement of Income.

Note 3. Accounts Receivable

As of December 31, 2016, the Company maintained a total of $229,242 in accounts receivable consisting of receivables attributable to strategic advisory fees including travel reimbursements which are current and collectible in full. $93,958 of the Company's total accounts receivable balance relate to amounts due to the Company from affiliates. The collectability of accounts receivable is regularly evaluated based on a combination of factors such as customer credit-worthiness, past transaction history with the customer, current economic industry trends. If it is determined that a customer will be unable to fully meet its financial obligation such as in the case of a bankruptcy filing or other material events impacting its business, a specific reserve for bad debt will be recorded to reduce the related receivable to the amount expected to be recovered. Provisions established for doubtful accounts represent a charge to operations at the time management determines accounts may become uncollectible. No reserve was made at December 31, 2016.

Note 4. Equipment

The Company's furniture and equipment consists of televisions, telephones, software, computers, desks and other office equipment which are valued at cost and depreciated using the straight-line method over five years for furniture and three years for computer and related equipment.

Depreciation expense of $10,225 is included in the statement of operations for the year ended December 31, 2016. Property and equipment at December 31, 2016 consists of:

	Cost	Accumulated Depreciation	Net
Televisions	$ 4,359	$ 4,359	$ -
Computer Equipment	73,067	58,283	14,784
Furniture	11,685	11,101	585
	$ 89,111	$ 73,742	$ 15,369

Note 5. Member's Equity

The Company's articles of organization provide for the authorization of one thousand (1,000) membership units. Each membership unit represents an ownership interest in the Company. Members have all the rights and obligations that normally pertain to members of a Nevada Limited Liability Company. As of December 31, 2016, the Company had all of the 1,000 membership units issued and outstanding. On November 13, 2009, the Company issued 1,000 membership units to the Parent Company, the Company's managing member, for a capital investment totaling $6,000.

For the year ended December 31, 2016, the Company distributed a total of $2,217,488 to the Parent Company.

Note 6. Related Parties

On January 1, 2013, the Company entered into shared services agreements with the Parent Company and UGA. Under its shared services agreement with the Parent Company, the Company agreed to reimburse the Parent Company for certain shared office expenses incurred. Accordingly, for the year ended December 31, 2016, the Company incurred $207,905 in recurring shared office expenses born by the Parent Company including accounting services, rent, health insurance, telephone, tech support and internet. Such expenses are allocated to the Company by the Parent Company based on the proportionate share of personnel working on behalf of the Company.

As of December 31, 2016, the Company still owed a total of $51,321 to the Parent Company. Additionally, the Company owed a total of $5,390 to UGA relating to UGA employees' assistance to the Company in conducting analytical support for investment banking activity.

Lastly, as of December 31, 2016, the Company was owed $93,958 in reimbursable payroll expenses due from its affiliates for certain salaries and compensation. Such reimbursements are based on a percentage of efforts devoted by the Company's employees to serving the Parent Company and UGA.

Note 7. Commitments

On September 28, 2011, the Parent Company entered into a five year lease, commencing on March 1, 2012, to rent office space in Las Vegas, NV. Subsequently, on December 30, 2013, the Parent Company amended its original lease to expand its office space and to extend the lease by an additional 30 months. The Parent Company shares its office with the Company and with other affiliates. Pursuant to the shared service agreement, the following is a schedule of future minimum lease commitments for the Company's approximate share to its Parent Company:

Year ending December 31,	2017	$	110,004
	2018		113,152
	2019		106,815
		$	329,971

Additionally, on January 25, 2016, the Parent Company entered into a thirty month lease, commencing on March 1, 2016, on behalf of the Company to rent office space for the Company in New York, NY. The Company is the sole occupant of this lease and is obligated to pay one hundred percent of all future lease payments incurred by the Parent Company under this lease. Accordingly, the following is a schedule of future minimum lease commitments:

Year ending December 31,	2017	$	118,013
	2018		80,477
		$	198,490

Note 8. Investments

The Company maintains membership interests in three restaurants located in Las Vegas, NV and one private technology company. All four membership interests have been initially and subsequently recorded at fair value. As of December 31, 2016, these membership interests were valued by employing an enterprise valuation methodology using 2017 EBITDA estimates and comparable multiples for small cap and fine dining public US restaurants. Further, the fair value of these membership interests were valued after appropriate discounting for the Company's minority interest and lack of liquidity in such investments.

As of December 31, 2016, two of the four membership interests were fair valued at $40,000 and $85,000 representing a total of 2% and 4% ownership in the respective investee companies. Additionally, on December 17, 2015, the Company was assigned one class A membership interest relating to strategic advisory services provided in connection with a private placement of equity interests in a restaurant conducted in 2010. As this compensation was deferred at the time of service and was never guaranteed to be paid, it was realized upon receipt. This membership interest was valued internally upon receipt and subsequently at December 31, 2016 by employing the methodology outlined in preceding paragraph. As of December 31, 2016, the fair value of this membership interest has been determined to be $700,000. Lastly, on September 9, 2016, the Company was assigned 28 Class C Preferred Member Units valued at $2,621 per unit relating to strategic advisory services provided in connection with a private placement of equity interests in a private technology company. This membership was valued internally upon receipt.

Additions to the level 3 assets account for the year ended December 31, 2016 amounted to $73,388. The changes in unrealized losses on investments still held at December 31, 2016 amounted to $125,000. The foregoing table reflects the fair value of the four membership interests outlined above, including an unrealized loss on the membership interest valued at $85,000 as of December 31, 2016:

		Membership Interests
Balance, January 1, 2016	$	950,000
Additions		73,388
Unrealized loss - net		(125,000)
Balance, December 31, 2016	$	898,388

The following table provides quantitative and qualitative information regarding the inputs for the Company's Level 3 Fair Value investments

Investment Type	Fair Value at 31-Dec-16	Valuation Technique	Unobservable Input	Range (Weighted Average)
Membership Interests	$ 898,388	Enterprise market value	EBITDA multiple	8.4x - 12.4x (10.4x)
			Discount	20x – 30x (25x)

Note 9. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, of no less than the greater of $100,000 or 6.667% of aggregate indebtedness and a maximum ratio of aggregate indebtedness to net capital of 15-to-1. Also in accordance with the Securities and Exchange Commission Uniform Net Capital Rule 17a-11, the Company must maintain 120% of its minimum net capital requirement. At December 31, 2016, the Company maintained net capital, as defined, of $476,057 which was in excess of its required net capital by $376,057.

Note 10. Subsequent Events

Subsequent to December 31, 2016 through the date of the financial statements, the Company distributed a total of $464,056 to the Parent Company. Outside of this cumulative distribution amount, and in accordance with the provision set forth in FASB ASC Topic 855, *Subsequent Events,* management has evaluated subsequent events through the date the financial statements were available for issuance. Management has determined that there are no other material events that would require adjustment to or disclose in the Company's financial statements.

Note. 11 Reconciliation of Net Capital

The Company filed a final and amended FOCUS report for the quarterly period ending December 31, 2016 on February 24, 2017 that varies materially from the FOCUS report originally filed by the Company on January 24, 2017 for the same period. Accordingly, the following reconciliation details the difference between the Company's audited financial statements and the results originally reported its FOCUS report submitted on January 24, 2017.

	12/31/2016 FOCUS Report Filed 1/24/2017	Adjustments	Audited Financial Statements
Ownership Equity	$ 2,273,116	$ (601,254)	$ 1,671,862
Deductions			
Accounts receivable	615,284	(480,000)	135,284
Accounts receivable related parties	93,958		93,958
Prepaid expenses	21,878	1,194	23,072
Other assets	29,201	(300)	28,901
Property and equipment, net	15,369		15,369
Investments	1,023,388	(125,000)	898,388
	1,799,078	(604,106)	1,194,972
Net capital before haircuts on securities positions	$ 474,038		$ 476,890
Haircuts on foreign currency	(833)		(833)
Net capital	473,205		476,057

The Company originally recognized $480,000 in advisory fees in the third and fourth quarters of 2016 for strategic advisory services rendered under a verbal agreement held with a corporate client. In early February 2017, it was determined that the corporate client would pay such fees during the latter half of the first quarter of 2017, and that a written agreement would be drafted to reflect the timing of such payments. Accordingly, in the spirit of conservatism and in consultation with the Company's auditors, the Company elected to forgo recognition of such revenue during the period ended December 31, 2016.

Additionally, the Company corrected an error with respect to an over accrual of $2,676 in commission expenses paid to other brokers and dealers during the year ended December 31, 2016. Subsequent to the Company's original filing of its December 31, 2016 FOCUS Report on January 24, 2017, the Company corrected its original Form SIPC-7 to reflect the aforementioned $480,000 reduction in revenue as well as the $2,676 in over accrued commission expenses. The net effect of these two adjustments lowered the Company's SIPC liability by $1,194. Since the Company had already paid SIPC under the originally calculated liability when these adjustments were made, this overpayment was applied to the Prepaid Expense account and will be set off against future SIPC liabilities.

As described in Note 8 above, the Company also incurred an unrealized loss on one of its private company investments amounting to $125,000 for the year ended December 31, 2016. Lastly, the Company made a downward correction of $300 to a deposit account held with FINRA.